Exhibit 1.2

Web Event to Feature Healthcare Insurance Technology Experts from Pivotal and Microsoft

Web Event Topic: ‘Managing Broker Relationships the Profitable Way’

FOR IMMEDIATE RELEASE

Vancouver, BC – January 20, 2005 – Pivotal Corporation, a CDC Software company, and a leading CRM solution provider for mid-sized enterprises, will host: ‘Manage Broker Relationships the Profitable Way’ on Tuesday, January 25, 2005 at 2:00 p.m. EST (11:00 a.m. PST). This complimentary Web event will feature healthcare payer technology experts David Self, General Manager of Pivotal’s healthcare organization, and Dr. Dennis Schmuland, MD FAAFP, Microsoft Corp.’s Global Industry Manager for Health Plans.

Brokers play an important role for healthcare players by helping to increase premium revenue, grow membership, and increase successful renewals. One of the goals of broker management is to manage broker relationships in a cost-effective manner while attracting and retaining the most profitable brokers. Join Pivotal and Microsoft to learn how using smart broker management technologies can lead to competitive advantages by:

•	Improving the management of the broker distribution channel to increase profitability;

•	Increasing brokers’ face time with prospects by reducing the number of times they must touch paper applications; and

•	Improving broker workflows and loyalty with sophisticated online self-service and automation tools.

Speakers:

Dennis Schmuland, MD FAAFP, Global Industry Manager for Health Plans, is Microsoft’s senior executive and chief strategist responsible for driving Microsoft’s thought leadership and strategy for the health insurance industry within the 5-10-year horizon.

David Self, General Manager of Healthcare Solutions, Pivotal Corporation, is responsible for Pivotal’s vertical operations in the healthcare insurance market, including sales, marketing and research & development. He has more than 15 years of experience working in and with healthcare payers and the technologies specifically designed to address their requirements.

Web Event Details:

DATE: Tuesday, January 25, 2005
TIME: 2:00 p.m. EST / 11:00 a.m. PST
DURATION: 45 minutes

REGISTER: http://www.pivotal.com/industry/pr/webevent

About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: Centex Homes, Farm Credit Services of America, Premera Blue Cross, Qiagen, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has approximately 1,800 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability that the use of broker management technologies can lead to a competitive advantage, improve the management of the broker distribution channel, increase brokers’ face time with customers and improve brokers’ workflows and loyalty. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the possibility that competitors may develop products with functionalities which more effectively meet the needs of healthcare payers and brokers. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
Tel: 604/699-8536
Email: cclark@pivotal.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.